ArentFox Schiff LLP 1717 K Street, NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com

Marc Rivera Partner 202.350.3643 direct marc.rivera@afslaw.com

September 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention: Juan Grana and Jane Park

Re:	Profusa, Inc.

Registration Statement on Form S-1

Filed August 29, 2025

File No. 333-289958

Ladies and Gentlemen:

This letter is being submitted on behalf of Profusa, Inc. (the “Company”) in response to the comment letter, dated September 9, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Registration Statement on Form S-1 filed on August 29, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 pursuant to the Staff’s comments (the “Amended Registration Statement”).

Registration Statement on Form S-1

Questions and Answers about the Proposals

1.	We note your disclosure throughout the registration statement regarding your purchase of bitcoin, including your risk factor disclosures starting on page 54, your disclosures on page 80 that you intend to use the proceeds from your committed equity facility with Ascent entered into on July 28, 2025 for up to $100,000,000 of shares of your common stock "exclusively for the purchase of Bitcoin," and your statement on F-54 that "[as] of these June 30, 2025 financial statements, [you have] purchased $1.0 million of Bitcoin as part of [your] ongoing treasury strategy". Please disclose your current bitcoin and/or cryptocurrency holdings as of the date of the registration statement.

RESPONSE:

The following disclosure has been added on pages 54, 58, and 90 of the Amended Registration Statement.

As of the date of this prospectus, the Company has purchased $1.0 million of Bitcoin as part of the Company’s ongoing treasury strategy, representing 8.53 Bitcoins.

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera

Enclosures

cc:	Ben Hwang, Profusa, Inc.